SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         T/SF COMMUNICATIONS CORPORATION
                               (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    872857107
                                 (CUSIP NUMBER)

                                FIR TREE PARTNERS
                           1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10036
                            Tel. No.: (212) 398-3500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Eliot D. Raffkind, P.C.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                October 31, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 872857107                               Page __of   ___Pages
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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Fir Tree, Inc. d/b/a Fir Tree Partners
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           AF, WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 439,206
                          ------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH
        REPORTING                  0
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   439,206
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           439,206
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.09%
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   14      TYPE OF REPORTING PERSON*
           CO, IN
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      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D

             This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed on behalf of Fir Tree, Inc., a New York Corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of T/SF Communications Corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1995, and amended by the Amendment No. 1 to Schedule 13D filed with the Commission on May 7, 1996.

             This Amendment No. 2 relates to shares of Common Stock of the Issuer purchased by Fir Tree Partners for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), of which Mr. Tannenbaum is a member of the general partner, and
(iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr. Tannenbaum acts as investment advisor.

ITEM 1.     SECURITY AND ISSUER

            Securities acquired: Shares of Common Stock, par value $0.10 per share

            Issuer:     T/SF Communications Corporation
                        2407 East Skelly Drive
                        Tulsa, Oklahoma 74105
                        Tel. No. (918) 747-2600

ITEM 2.     IDENTITY AND BACKGROUND

             Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS

             Between May 8, 1996 and March 14, 1997, Fir Tree Partners invested
(i) $984,158 in shares of Common Stock through Fir Tree Value Fund for a total investment of $4,444,395 for Fir Tree Value Fund, (ii) $1,064,067 in shares of Common Stock through Fir Tree Institutional for a total investment of $1,064,067 for Fir Tree Institutional and (iii) $489,717 in shares of Common Stock through Fir Tree LDC for a total investment of $489,717 for Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 4.     PURPOSE OF THE TRANSACTION

             Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding corporate strategies to increase shareholder value, including, without limitation, share buybacks, mergers, acquisitions and divestitures. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

            1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            3) any change in the present board of directors or managers of the issuer;

            4) any material change in the present capitalization or dividend policy of the issuer;

            5) any other material change in the issuer's business or corporate structure;

            6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

            8) causing a class of securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            9) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) As of March 14, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 439,206 shares of Common Stock of the Issuer or 13.09% of the shares outstanding. The 439,206 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

      The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on March 14, 1997 is based on 3,354,276 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

      (b) Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

      (c) The transactions in the Issuer's securities by Fir Tree Partners since October 25, 1996 are listed as Annex A attached hereto and made apart hereof.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

             Not Applicable.

                                    ANNEX A

Transaction Date  Buy/Sell  Quantity (shares) Price per Share ($)
-----------------------------------------------------------------
  10/25/96          Buy          1,000             22.25
  10/31/96          Buy          12,350           23.2444
  11/7/96           Buy          10,000            23.625
  12/19/96          Buy          2,000             26.375
   1/2/97           Buy           400              27.625
   1/3/97           Buy          1,000             27.725
   1/6/97           Buy          1,000             28.00
   1/8/97           Buy           700              28.00
   1/9/97           Buy           900             27.7153
  1/10/97           Buy           250              27.625
  1/14/97           Buy           150              28.00
  1/16/97           Buy           500              28.00
  1/17/97           Buy           400              28.00
  1/20/97           Buy          1,400             28.00
  1/21/97           Buy          2,200             28.00
  1/24/97           Buy           300              28.00
  1/28/97           Buy          2,200             28.00
  1/29/97           Buy           800              28.00
  1/31/97           Buy          2,500             28.00
   2/3/97           Buy          5,000             28.00
  2/10/97           Buy          1,300             28.00
  2/11/97           Buy           200              28.00
  2/12/97           Buy           100              28.00
  2/18/97           Buy           200              28.00
  2/20/97           Buy           800              28.00
  2/24/97           Buy           550              28.00
  2/25/97           Buy          1,400             27.875
  2/26/97           Buy           800              27.875
  2/28/97           Buy           900              27.875
   3/3/97           Buy          2,500             27.75
   3/4/97           Buy          2,500             27.75
   3/5/97           Buy           200              27.75
   3/6/97           Buy          13,900           27.6987
   3/7/97           Buy          6,000             27.50
  3/11/97           Buy          1,000             27.375
  3/12/97           Buy          1,000             27.25
  3/13/97           Buy          2,000             27.00
  3/14/97           Buy           300              26.75
                             -----------
                                 80,700

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March __, 1997

                                  Fir Tree, Inc. d/b/a/ Fir Tree Partners


                                  By: /s/ JEFFREY TANNENBAUM
                                          JEFFREY TANNENBAUM, President


                                      /s/ JEFFREY TANNENBAUM
                                          Jeffrey Tannenbaum